June 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Alan Campbell and Fredrick Philantrope

Re:	NeuroOne Medical Technologies Corporation
Registration Statement on Form S-3
File No. 333-256830
Acceleration Request

	Requested Date:	June 14, 2021
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NeuroOne Medical Technologies Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-256830) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip D. Torrence and Emily J. Johns of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Phillip D. Torrence of Honigman LLP by telephone at (269) 337-7702 or Emily J. Johns of Honigman LLP by telephone at (616) 649-1908.

[Signature page follows]

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Sincerely,

NeuroOne Medical Technologies Corporation

/s/ Dave Rosa
Dave Rosa
Chief Executive Officer

cc:	Phillip D. Torrence, Honigman LLP
Emily J. Johns, Honigman LLP